June 4, 2025

Cameron Frymyer
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street, Suite 650
Akron, OH 44305

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-36876
Dear Cameron Frymyer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing